Exhibit 99.2

Prima Biomed Limited

ACN 009 237 889

ASX Code: PRR

Prospectus

This Prospectus relates to the offer of warrants to Ridgeback Capital Investments L.P. and has been prepared in accordance with section 713 of the Corporations Act.

AN INVESTMENT IN THE COMPANY’S SECURITIES SHOULD BE CONSIDERED SPECULATIVE

This Prospectus is an important document and should be read in its entirety. If after reading this Prospectus you have any questions about the securities being offered under the Prospectus, then you should consult your professional advisor.

The Warrants (and Shares issued on exercise of the Warrants) offered pursuant to this Prospectus should be considered speculative.

Important Information:

This Prospectus is dated 4 August 2015 and was lodged with ASIC on that date.

This Prospectus is for an offer of Warrants (to acquire continuously quoted securities), issued in accordance with section 713 of the Corporations Act. Pursuant to Section 713, where a company that is a disclosing entity for the purposes of the Corporations Act decides to make an offer of Warrants to acquire continuously quoted securities, it is entitled to issue a prospectus for the issue of the Warrants with disclosure that is limited to certain transaction-specific information.

No Warrants will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

The proposed offer is that Ridgeback Capital Investments L.P. (Ridgeback or Subscriber) will have the opportunity to receive 8,475,995 Initial Warrants and 371,445,231 Coverage Warrants under the Subscription Agreement. The Company expects to issue 379,921,226 Warrants. No funds will be raised by the Company upon the issue of the Warrants in accordance with the terms of this Prospectus.

In preparing this Prospectus, regard has been had to the fact that ASX maintains a database of publically disclosed information about the Company, that the Company is a disclosing entity for the purposes of the Corporations Act and certain matters may reasonably be expected to be known to professional advisors.

Various statements in this Prospectus constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known and unknown risks, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or implicitly portrayed in this Prospectus.

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful. The distribution of this Prospectus in jurisdictions outside Australia or New Zealand may be restricted by law and any person into whose possession this Prospectus comes should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No person is authorised to give any information or to make any representation in connection with the Warrants issue that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied upon as having been authorised by the Company in connection with the Warrants issue. Neither the Company nor any other person warrants the future performance of the Company or any return on any investment made under this Prospectus except as required by law and then only to the extent so required.

This Prospectus provides information to help the Subscriber decide whether they wish to invest in the Company. Before deciding to invest in the Company, you should read the entire Prospectus and in particular the technical information and the risk factors that could affect the future operations and activities of the Company. The Warrants issue described in this Prospectus does not take into account the investment objectives, financial situation and particular needs of any investor.

You should read this document in its entirety and, if in any doubt, consult with your professional advisors before deciding whether to apply for Warrants or to exercise Warrants before or on their expiry dates of August 2025 and August 2020. There are risks associated with an investment in Prima Biomed Limited and the Warrants offered under this Prospectus should be regarded as a speculative investment. The Warrants offered under this Prospectus (and the

Shares issued upon any exercise of the Warrants) carry no guarantee with respect to return on capital investment, payment of dividends, the future value of the Warrants or the future value of any Shares issued upon exercise of any of the Warrants.

Certain abbreviations and other defined terms are used throughout this Prospectus. Details of the definitions and abbreviations used are set out in Section 9 of this Prospectus. All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated.

A copy of this Prospectus has been lodged with ASIC and neither ASIC nor ASX, or their respective directors or officers, takes any responsibility for this Prospectus.

This Prospectus may be viewed in electronic form online at the Company’s website: www.primabiomed.com.au. The information on the Company’s website (outside the electronic Prospectus) does not form part of this Prospectus. Additional copies of the Prospectus are available at the registered office of the Company.

Any person may obtain a copy of this Prospectus or any of the documents referred to in section 8.1 free of charge by contacting the Company via email on: enquiries@primabiomed.com.au

1.	Corporate Directory

Directors

Ms Lucy Turnbull A.O. (Chairman, Non Exec Director)

Mr Albert Wong (Deputy Chairman, Non Exec. Director)

Mr Marc Voigt (CEO, Executive Director)

Dr Russell John Howard (Non Exec. Director)

Mr Pete Meyers (Non Exec. Director)

Company Secretary

Ms Deanne Miller (General Counsel & Company Secretary)

Registered office

Level 7, 151 Macquarie Street, Sydney, NSW.

Telephone	+61 2 9276 1224
Fax	+61 2 8569 1880
Email	info@Primabiomed.com.au
Website	www.Primabiomed.com.au

2.	Indicative timetable

The indicative timetable* for the Warrant issue is as follows:

Action	Date
Shareholder approval for the issue of the Warrants	31 July 2015
Closing Date for applications under the Prospectus	4 August 2015
Expected date for issue of the Warrants	4 August 2015

*	The above dates are indicative only. The Company reserves the right to vary the above dates without prior notice, which may have a consequential effect on other dates.

3.	Summary of key investment highlights and risks

3.1	Key investment highlights

•	The Company offers to the Subscriber 8,475,995 Initial Warrants and 371,445,231 Coverage Warrants on the terms of this Prospectus.

•	The terms and conditions applicable to the Warrants are contained in the Warrant Terms (described in Section 7).

•	The Subscriber may elect (but there is no obligation) to exercise the:

(a)	Initial Warrants (or any of them) at any time on or before 5:00 pm AEST on the 4 August 2025, and on exercise must pay $0.025 per Initial Warrant (resulting in the issue of 1 Share per exercised Initial Warrant); and

(b)	Coverage Warrants (or any of them) at any time on or before 5:00 pm AEST on the 4 August 2020, and on exercise must pay $0.0237 per Coverage Warrant (resulting in the issue of 1 Share per exercised Coverage Warrant)

•	No funds are raised on issue of the Warrants, however if all of the issued Warrants are exercised in full the Company will raise up to approximately $9,015,152 (subject to the ability of the Subscriber to exercise the warrants on a cashless basis, as described in section Error! Reference source not found.). Funds raised from the exercise of the Warrants will be applied as determined by the Board if and when the Warrants are exercised (if at all).

•	The exercise price of the Initial Warrants and Coverage Warrants are subject to adjustments as described in section 7Error! Reference source not found.

3.2	Key investment risks

•	The market price of the Company’s Shares may fluctuate and, if the market price of Shares is below $0.025, it is unlikely that the Warrants will be exercised.

•	Regardless of how many Warrants are exercised, it is likely the Company will need to raise further capital over the next three years to fund its current and future operations.

•	If you exercise or sell a Warrant, this may have taxation consequences, depending on your particular circumstances. We suggest that you receive independent professional advice in respect of the effect on your personal tax position in receiving and ultimately exercising your Warrants.

The above provides a summary of the key investment highlights and risks only. You should read this Prospectus in full, including Section 6, which contains more detailed disclosure of the risks associated with the issue of the Warrants and an investment in the Company.

4.	Warrant Issue

4.1	Ridgeback background

As announced to the ASX on 14 May 2015, the Company entered into a Subscription Agreement with Ridgeback Capital Investments L.P. which, subject to the Company’s shareholder approval and certain other conditions precedent, provides for an aggregate investment by Ridgeback into the Company of A$15.7 million (based on the assumptions relating to the Placement Shares and Shares under the Share Purchase Plan, as set out in Section 5.2 below). Ridgeback is a large US based investor that specializes in investing in biotech and healthcare companies.

Under the Subscription Agreement, the investment by Ridgeback is split into:

•	an initial tranche of 72,206,500 Shares (Initial Shares) at an issue price of A$0.0173 per Share on 15 May 2015 and 28,000,000 Shares at an issue price of A$0.02 per Share on 27 May 2015 (collectively Subscription Shares), all of which have been subscribed and issued; and

•	a second tranche investment, subject to Prima shareholder approval, consisting of Convertible Notes and the Warrants totalling $13,750,828 (which amount is increased by Placement Shares).

Pursuant to the terms of the Subscription Agreement the Warrants (and the Convertible Notes) are to be issued on the Stage 2 Completion Date, which is on or around 4 August 2015.

Prima shareholder approval (Shareholder Approval) was obtained at the general meeting of Shareholders held on 31 July 2015 (EGM). The Subscriber is referred to the Company’s Notice of Meeting dated 26 June 2015, available from the ASX website, for further details on the resolutions passed. The Warrants being offered pursuant to this Prospectus are the Warrants described and referred to in the Subscription Agreement, as approved for issue at the EGM.

4.2	Warrant Issue background

The company is in ongoing confidential discussions with third parties in relation to business development opportunities for non-core assets and will update the market, if any binding agreement is reached with these third parties.

There will be an ongoing requirement for the Company to have access to further capital as it develops and seeks to expand its business activities.

Under the terms of the Subscription Agreement the Company will on the terms of this Prospectus offer the Subscriber the opportunity to take up 8,475,995 Initial Warrants and 371,445,231 Coverage Warrants under this Prospectus.

The exercise prices of Initial Warrants and Coverage Warrants are $0.025 (Initial Warrant Exercise Price) and $0.0237 (Coverage Warrant Exercise Price) respectively. The exercise price of the Warrants is subject to adjustment.

The terms and conditions applicable to the Warrants are contained in the Warrant Terms in section 7 of the Prospectus.

In order for Warrants to be issued to the Subscriber under the Subscription Agreement, an Application Form for the Warrants (as attached to this Prospectus) must be completed on behalf of the Subscriber and returned to the Company.

4.3	Use of funds raised

No funds will be raised from the issue of the Warrants. Funds raised from any exercise of the Warrants will be applied as determined by the Board as and when the Warrants are exercised (if at all).

If the maximum number of Warrants (including Initial Warrants and Coverage Warrants) are issued and all of these Warrants are exercised, it would result in additional funds for the Company in aggregate of approximately $9,015,152 from the exercise of all of the Warrants. However, receipt of any cash proceeds is on the basis that the Company would receive cash on the exercise of the warrants. If a cashless warrant exercise occurs, the cash will not be received by the Company, but the number of shares issued on exercise would be reduced so as to reflect the difference between the closing market price of the Shares (on the trading day preceding exercise) and the Warrant Exercise Price, as described in Section 7.

4.4	Allotment

The Warrants will be allotted as soon as practicable after the Closing Date and otherwise in accordance with the Listing Rules.

4.5	Unlisted Warrants

The Company does NOT intend to apply for quotation of the Warrants as an additional class of security in the Company on the Official List of the ASX.

4.6	Warrant Certificates

The Company will issue Warrant certificates to the Subscriber or its nominee for the Warrants issued under this Prospectus. Warrant certificates certify that the Subscriber or its nominee as the registered holder of the Warrants and also sets out the number of Warrants allotted to the Subscriber or its nominee under this Prospectus.

A Warrant Holder may request a Warrant certificate at any other time. However, a charge may be made by the Company for additional Warrant certificates.

The Company will NOT register the Warrants on the electronic issuer-sponsored sub-register and the electronic CHESS sub-register that it operates.

4.7	Prohibition on exceeding 20% voting power threshold

Notwithstanding the Shareholder Approval obtained, a Subscriber must have regard to and comply with the takeovers prohibition in section 606 of the Corporations Act (that is, the 20% voting power threshold), when subscribing for and exercising Warrants offered pursuant to this Prospectus.

If you may be at risk of exceeding the 20% voting power threshold in section 606 or increasing your voting power from a position above 20% as a result of the acquisition of Shares following exercise of Warrants contrary to the terms of the Shareholder Approval, you should seek professional advice before exercising Warrants.

4.8	Directors’ Discretion

The Directors may at any time decide to withdraw this Prospectus, subject to the provisions of the Subscription Agreement.

5.	Effect of the Warrants Issue on the Company

5.1	Effect on financial position of the Company

As stated above, the Company will not receive any funds on the issue of the Warrants. The financial impact on the Company, if Warrants were exercised on or prior to their Expiry Date, would be to receive additional capital cash inflows (before any costs associated with the exercise of those Warrants) of up to $9,015,152 (if the maximum number of Warrants i.e. 8,475,995 Initial Warrants and 371,445,231 Coverage Warrants are issued and exercised).

5.2	Effect on the capital structure of the Company

To the extent the Subscriber takes up its respective offers for Warrants, the impact of that acceptance upon the capital structure of the Company will be to increase the number of issued Warrants, but without any effect on the issued Share capital.

To the extent that any Warrants are subsequently exercised, the Share capital will increase by that exercise.

After allowing for the issue of the Subscription Shares, the raising of $10 million pursuant to the Share Purchase Plan, the issue of the Placement Shares and assuming none of the Convertible Notes have been converted and no further Shares are issued prior to the exercise of the Warrants, the exercise of all the Warrants as at the date of this Prospectus would result in the issue of 379,921,226 Shares, which would be equivalent to an issue of approximately 19% of the Share capital of the Company (as at the date of this Prospectus).

After allowing for the the issue of the Subscription Shares, the raising of $10 million pursuant to the Share Purchase Plan, the issue of the Placement Shares and assuming all of the Convertible Notes have been converted, the exercise of all the Warrants as at the date of this Prospectus would result in the issue of 379,921,226 Shares, which would be equivalent to an issue of approximately 39% of the Share capital of the Company (as at the date of this Prospectus).

5.3	No effect on business structure upon the issue of the Warrants

Other than the changes arising as a result of the issue of the securities as described in the Subscription Agreement and Notice of Meeting, the Company does not have any intentions (arising as a result of the issue of the Warrants) of:

•	making any significant changes to the business of or employment of employees of the Company;

•	redeploying any fixed assets of the Company; or

•	making any significant change to the financial policy of the Company.

6.	Risk factors

The Subscriber should be aware that receiving and ultimately exercising the Warrants (and the Shares issued on exercise) involves a number of risks. A number of the general risks associated with the holding of investment securities are set out below. There are also a number of other risk factors, both specific to the Company and of a general nature, which may affect the future performance of the Company and the value of an investment in the Company. The following summary, which is not exhaustive, sets out some of the risk factors to which the Company is exposed.

6.1	Risks Related to the Company’s Business

The Company has a history of operating losses and may not achieve or maintain profitability in the future.

The Company is at an early stage in the development of pharmaceutical products and its success is therefore uncertain. At this point the Company does not have any substantial products that generate significant revenue. The Company will continue to incur losses from operations and expects the costs of drug development to increase in the future as more patients are recruited to the planned trials. In particular, the Company will continue to incur significant losses in carrying out clinical trials of IMP321 necessary for regulatory approval and ongoing research in terms of immunotherapy product candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, the Company may experience larger than expected future losses and may never become profitable.

There is a substantial risk that the Company or its development partners may not be able to complete the development of its current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialised, which would prevent the Company from ever achieving profitability.

While the decision to consolidate the CVac clinical trial program and to cease the patient recruitment has led to a significant decrease of costs, the clinical trial program of IMP321 will generate new expenses, especially once clinical trials have been started. There can also be no guarantee that CVac will successfully be partnered or ever generate future revenues or that the cell therapy related logistics and manufacturing platform will be successfully commercialised.

The Company will require additional financing in the future to fund its operations and research.

The Company has been incurring losses and will continue to do so as it expands its product development programs. Its actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of research and development programs; the uncertainty regarding the length of time, costs and results of clinical trials; the cost, timing and outcome of submissions for regulatory approval; the commercial potential of product candidates; its ability to increase manufacturing capabilities; and the status and timing of competitive developments.

The Company anticipates that as the trials for IMP321 progress and its associated costs increase it will require additional funds to achieve its long-term goals of commercialisation and further development of other product candidates. In addition, the Company will require funds to pursue regulatory applications, defend intellectual property rights, increase manufacturing capacity, develop marketing and sales capability and fund operating expenses. The Company intends to seek such additional funding through public or private financings and/or through licensing of its assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in the Company having to curtail or cease its operations including research and development activities, thereby harming its business, financial condition and results of operations.

If Prima BioMed does not obtain any cash inflow in the future, it may ultimately have to propose to its shareholders the liquidation of the Company.

Ongoing and future clinical trials of product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If the Company suffers any significant delays, setbacks or negative results in, or termination of, our clinical trials, it may be unable to continue the development of our products or product candidates or generate revenue and its business may be severely harmed.

If the Company does not obtain the necessary regulatory approvals it will be unable to commercialise its products.

The clinical development, manufacturing, sales and marketing of the Company’s products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. Regulatory authorities can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve the Company’s or a third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

IMP321 will undergo clinical trials, however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Currently it is planned that the clinical development of CVac will only continue provided that a partnering transaction can be secured. Without additional clinical trials, CVac and any other product in the current portfolio cannot obtain a regulatory approval. If the Company is unable to obtain regulatory approvals it will not be able to generate revenue from this product. Even if the Company receives regulatory approval for any product candidate, its profitability will depend on its ability to generate revenues from the sale of those product candidates or the licensing of its technology.

Even if the Company’s product candidates receive clinical trial regulatory approval, it may still face development difficulties or marketing approval authorisations that may delay or impair future sales of product candidates.

Even if the Company or its licensing partners receive regulatory approval to sell IMP321 or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of the Company’s products.

The Company has limited manufacturing experience with its product candidates.

Prima BioMed has no internal manufacturing capabilities and is dependent on third parties for cost effective manufacture and manufacturing process development of its product candidates. Problems with third party manufacturers or the manufacturing process, or problems with scaling up activities as such may delay clinical trials and commercialization of Prima BioMed’s product candidates.

Biological product candidates like CVac, IMP731, IMP701 or IMP321 usually have more complicated manufacturing procedures than small molecule therapeutics. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product specifications, product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

With consolidation of the CVac program, the manufacturing uncertainties surrounding CVac will transfer to a new partner should one be secured. Successful approval of CVac by regulatory authorities and the manufacturing of CVac will therefore be beyond the control of Prima. Any revenues from sales of CVac will be dependent on the success of the collaboration partner. In principle the same applies to IMP731 and IMP701 or any other partnered product candidate.

To the extent the Company is required to rely on contractors, it will be exposed to risks related to the business condition of those contractors.

The Company is a small company, with few internal staff and limited facilities. The Company is and will be required to rely on a variety of contractors to manufacture and transport its products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of its contractors could adversely affect the Company, such as:

•	a contractor is unable to retain key staff that have been working on the Company’s product candidates;

•	a contractor is unable to sustain operations due to financial or other business issues;

•	a contractor loses its permits or licenses that may be required to manufacture the Company’s products; or

•	errors, negligence or misconduct that occur within a contractor may adversely affect the Company.

To the extent the Company already has entered or is able to enter into future collaborative arrangements or strategic alliances, it will be exposed to risks related to those collaborations and alliances.

An important element of the Company’s strategy for developing, manufacturing and commercialising its product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants.

These partnerships or alliances may be terminated for reasons beyond our control or the Company may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in the Company receiving less revenue than if it sold its products directly, may place the development, sales and marketing of its products outside of its control, may require it to relinquish important rights or may otherwise be on unfavourable terms. Collaborative arrangements or strategic alliances will also subject the Company to a number of risks, including the risk that:

•	the Company may not be able to control the amount and timing of resources that its strategic partner/collaborators may devote to the product candidates;

•	strategic partner/collaborators may experience financial difficulties;

•	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of Prima BioMed’s product candidates or revenue expectations;

•	products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including the Company’s competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing product candidates.

Research and development efforts will be jeopardised if the Company is unable to retain key personnel and cultivate key academic and scientific collaborations.

The Company’s future success depends to a large extent on the continued services of its senior management and key scientific personnel. Competition among biotechnology and pharmaceutical companies for qualified employees is intense and as such the Company may not be able to attract and retain personnel critical to its success. The Company’s success depends on its continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on its ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If the Company fails to identify, attract, retain and motivate these highly skilled personnel, it may be unable to continue its product development and commercialisation activities.

Research and development efforts will be jeopardised if we are unable to secure critical components and reagents necessary for manufacture of key components of Prima BioMed’s product candidates.

Problems with third party supply (e.g. critical material) may delay clinical trials and commercialization of Prima BioMed’s product candidates.

The Company’s success depends on its ability to protect its intellectual property and proprietary technology.

The success of Prima BioMed is to a certain degree also dependent on its ability to obtain and maintain patent protection or where applicable, to receive/maintain orphan drug designation/status and resulting marketing exclusivity for its product candidates.

Prima BioMed may be materially adversely affected by its failure to protect its intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited.

Continued success depends in part on whether the Company can obtain and maintain patents to protect its products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Any of the Company’s future patent applications may not be approved, or it may not develop additional products or processes that are patentable. Some countries in which the Company may ultimately sell its product candidates or license its intellectual property may fail to protect the Company’s intellectual property rights to the same extent as the protection that may be afforded in Australia, Japan; European countries or the United States. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the European Union or elsewhere may diminish the value of the Company’s intellectual property or narrow the scope of patent protection.

The Company may have to resort to litigation to enforce any patents issued or licensed to it or to determine the scope and validity of third party proprietary rights. It may also have to defend the validity of its patents in order to protect or enforce its rights against a third party, or third parties may in the future assert against it infringement claims regarding proprietary rights belonging to them. Such proceedings could result in the expenditure of significant financial and managerial resources and could negatively affect the Company. Adverse determinations in any such proceedings could prevent the Company from developing and commercialising its product candidates and could harm its business, financial condition and results of operations.

Moreover, any of our pending applications may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, re-examination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S., the EU, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours

In addition, other companies may attempt to circumvent any patent or regulatory protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the EU, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, such that we could be required to litigate with or obtain licenses from third parties in order to develop or market our products. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our commercial success may somewhat depend upon our future ability and the ability of our potential collaborators to develop, manufacture, market and sell our product candidates without infringing valid intellectual property rights of third parties.

If a third-party intellectual property right exists that requires the pursuit of litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

Third-party intellectual property right holders, including our competitors, may bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our product candidate.

If we fail to settle or otherwise resolve any such dispute, in addition to being forced to pay damages, we or our potential collaborators may be prohibited from commercializing any product candidates we may develop that are held to be infringing, for the duration of the patent term. We might, if possible, also be forced to redesign our formulations so that we no longer infringe such third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

If the Company infringes the intellectual property rights of third parties, it may increase costs or prevent it from the commercialisation of product candidates.

There is a risk that the Company is, or may in the future, infringe proprietary rights of third parties. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. To date, the Company has not been involved in any such third-party claims and, except as noted below, the Company is not aware that its product candidates infringe, or may in the future infringe, the intellectual property rights of any third party. As a result of intellectual property infringement claims, or to avoid potential claims, the Company might be:

•	prohibited from selling or licensing any product candidate that it may develop unless the patent holder licenses the patent to the Company;

•	required to expend considerable amounts of money in defending the claim;

•	required to pay substantial royalties or grant a cross license to its patents to another patent holder;

•	required to redesign the formulation of a product so that it does not infringe, which may not be possible or could require substantial funds and time; or

•	required to pay substantial monetary damages.

To mitigate this risk the Company has a patent strategy and monopoly around many of the technical areas it operates in with little room for others to achieve freedom to operate. From time to time the Company engages the advice of patent counsel to conduct checks on the freedom to operate position of the Company with respect to claims protecting its product development candidates and its clinical and manufacturing strategies.

If the Company is unable to keep pace with technological change or with the advances of its competitors, its technology and products may become uncompetitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. The Company’s product candidates may become uncompetitive. To remain competitive, a company must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology, but may not be in a position to do so.

Future potential sales of products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that IMP321 or other product candidates or assets may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of approved products will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive products;

•	the Company’s ability to provide acceptable evidence of safety and efficacy and its ability to secure the support of key clinicians and physicians for its products;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organisations and other third-party payors;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend the Company products which would adversely affect potential revenues and future profitability.

If healthcare insurers and other organisations do not pay for the Company’s products or impose limits on its reimbursement, the Company’s future business may suffer.

The Company’s product candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect the Company’s future revenues and profitability. In Australia and certain foreign markets the pricing of pharmaceutical products is already subject to government control.

Successful commercialisation of the Company’s product candidates will depend in part on the extent to which reimbursement for the cost of its products and related treatment will be available from government health administration authorities, private health insurers and other organisations. The Company’s product candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow its products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for the Company’s products the market acceptance of these products will be reduced.

The Company may be exposed to product liability claims which could harm its business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. The Company may face product liability exposure related to the testing of its product candidates in human clinical trials. If any of the Company’s products are approved for sale, it may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of the Company’s products begin. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for the Company’s products and product candidates;

•	injury to the Company’s reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialise products and product candidates.

The Company relies on a number of third party researchers and contractors to produce, collect, and analyse data regarding the safety and efficacy of its product candidates. The Company has quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analysed incorrectly. If a claim is made against the Company in conjunction with these research testing activities, the Share price may be negatively affected. The Company could also face additional liability beyond its insurance limits if testing mistakes were to endanger any human subjects.

6.2	Risks relating to our quoted securities

The Share and Option price may be volatile and could decline significantly.

The market price of Shares historically has been, and is expected to continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to the Company, to changes in analysts’ recommendations and expectations, changes in exchange rates, to statements regarding development partners or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of the Company’s quoted securities.

The Company may experience a material decline in the market price of Shares and Options, regardless of its operating performance. Therefore, a holder of Shares and/or Options may not be able to sell those ordinary Shares or Options at or above the price paid by such holder for such Shares or Options. Price declines in Shares or Options (which derive their value from among other things, the price of Shares) could result from a variety of factors, including many outside of the Company’s control. These factors include:

•	the results of pre-clinical testing and clinical trials by the Company and its competitors;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of the Company’s product candidates;

•	regulatory actions in respect of any of the Company’s products or the products of any of its competitors;

•	announcements of the introduction of new products by the Company or its competitors;

•	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•	increases in the Company’s costs due to unfavourable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of the Company’s potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in the Company’s quarterly operating results;

•	deviations in the Company’s operating results from the estimates of securities analysts;

•	rumours relating to the Company or its competitors;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

7.	Terms and conditions of Warrants

(a)	Each warrant (Warrant) issued by the Company on these terms and conditions entitles its holder (Warrantholder) to the issue of one (1) fully paid ordinary share in the capital of the Company (Share) upon delivery of a Warrant Exercise Notice and payment of the Initial Warrant Exercise Price or Coverage Warrant Exercise Price (as defined below) at any time following issue of the Warrant but before 5.00pm (Australian Eastern Standard Time) on the relevant Warrant Expiry Date (the Exercise Period).

(b)	Capitalised terms used but not defined in these Warrant Terms have the same meaning as defined in the Subscription Agreement.

(c)	A Warrantholder may exercise Warrants at any time during the Exercise Period.

(d)	The Warrant Exercise Price equals:

(1)	in respect of the Initial Warrants, the Initial Warrant Exercise Price, being $0.025 (2.5 cents) per Share; and

(2)	in respect of each of the Coverage Warrants, the Coverage Warrant Exercise Price, being $0.0237 (2.37 cents) per Share.

(e)	The Initial Warrants and Coverage Warrants comprise the Warrants for the purposes of these terms.

(f)	The Warrants are assignable and transferrable.

(g)	The Warrants may be exercised by the Subscriber at any time prior to the relevant Warrant Expiry Date by delivering to the Company a Warrant Exercise Notice duly executed by the Subscriber (together with the relevant Warrant Certificate), specifying the number of Warrants being exercised, which number must be an integral multiple of 50,000, or whatever number of Warrants remain if there are less than 50,000 (the Relevant Number) and either:

(1)	paying to the Company in Immediately Available Funds, upon the date of the issue of Shares in connection with the exercise of the relevant Warrants, an amount equal to the Initial Warrant Exercise Price or Coverage Warrant Exercise Price (as applicable) multiplied by the Relevant Number (the Settlement Price); or

(2)	via cashless exercise, in which case the Subscriber will be issued such number of Shares (including fractions for the purposes of the calculation) calculated according to the following formula:

(A-B) * X / A

(a)	where:

•	A equals the closing price of Shares on ASX on the Trading Day immediately preceding the date of delivery of the Warrant Exercise Notice; and

•	B equals the applicable Warrant Exercise Price; and

•	X equals the number of Shares issuable on exercise of the Warrant, assuming the Warrant was issued for cash.

(h)	The Company must register the Warrants in the name of the Subscriber upon subscription and otherwise comply with clause 2 of the Subscription Agreement on valid exercise of Warrants.

(i)	The Warrantholder must, upon the same Business Day as the issue of Shares under exercise of Warrants, pay the Settlement Price to the Company in immediately available funds, or by means of cashless exercise.

(j)	The Initial Warrants expire on the Initial Warrant Expiry Date and the Coverage Warrants expire on the Coverage Warrant Expiry Date.

(k)	If any Initial Warrants are not exercised on or before the Initial Warrant Expiry Date, those Initial Warrants will be automatically exercised via cashless exercise.

(l)	If any Coverage Warrants are not exercised before the Coverage Warrant Expiry Date, those Coverage Warrants will be automatically exercised via cashless exercise.

(m)	Until the exercise or expiry of all of the Warrants, the Company will:

(1)	give the Warrantholder notice of all general meetings of the Company and of all resolutions to be considered at those meetings at the same time the shareholders of the Company are issued with such notices; and

(2)	not do anything by way of altering its constitution or otherwise which has the effect of changing or converting any Shares into shares of another class, or restricts the Company’s ability to issue Shares on the exercise of Warrants.

(n)	Until the exercise or expiry of all of the Warrants, the Company must ensure that the Warrantholder is given at least 10 Business Days written notice prior to the Record Date in relation to any pro-rata issue of shares or rights to subscribe for shares issued or to be issued by the Company (Additional Rights).

(o)	A Warrant does not confer any rights to dividends.

(p)	A Warrant does not confer any right on the Warrantholder to participate in a new issue without exercising the Warrant.

(q)	The Warrantholder will be entitled to participate in any rights to take up Additional Rights on the same terms and conditions as applicable to the other offerees or shareholders of the Company provided that the Warrantholder has exercised any Warrant prior to the Record Date for the relevant offer.

(r)	Any Shares issued to the Warrantholder as a result of the exercise of a Warrant will rank pari passu in all respects with all other Shares then on issue. Shares issued upon the exercise of Warrants will only carry an entitlement to receive a dividend if they were issued on or before the Record Date for that dividend.

(s)	The Warrantholder has the right for the Warrant Exercise Price to be adjusted in accordance with (t), (u) and (v) below.

(t)	In the event of a pro rata issue of Shares by the Company (except a bonus issue), the Warrant Exercise Price for each Warrant will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the official list of the ASX).

(u)	If there is a bonus issue to the holders of Shares, the number of Shares over which the Warrants are exercisable may be increased by the number of Shares which the Warrantholder would have received if the Warrant had been exercised before the record date for the bonus issue.

(v)	If the Company reorganises its capital, the rights of a Warrantholder (and the Warrant Exercise Price) will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital, at the time of the reorganisation.

(w)	The terms of Warrants applicable to a particular Warrantholder may be varied at any time by written agreement between the Company and the relevant Warrantholder.

(x)	If any Warrant Certificate is lost, stolen, mutilated, defaced or destroyed, the holder of the relevant Warrants may apply for a replacement Warrant Certificate. The application must be accompanied by:

(1)	a written statement that the certificate has been lost or destroyed and not otherwise pledged, sold or otherwise disposed of;

(2)	if the certificate has been lost, a written statement that proper searches have been made; and

(3)	an undertaking that, if the certificate is found or received by the holder of the relevant Warrants, it will be returned to the Company.

(y)	The Company must issue a replacement Warrant Certificate within 5 Business Days after receipt of the documents referred to above.

These terms and the Warrants are governed by the laws of New South Wales, Australia.

7.2	Rights attaching to Shares upon Exercise of Warrants

The Shares issued upon exercise of the Warrants will rank equally in all respects with existing Shares. Full details of the rights attaching to Shares are set out in the Company’s Constitution, a copy of which can be inspected, free of charge, at the Company’s registered office during normal business hours. In exercising a Warrant, the Warrant Holder agrees that it and the Shares to issue upon that exercise are bound by the terms of the Constitution.

The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders.

(a)	General Meetings and Notice

Each Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act.

(b)	Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at general meetings of Shareholders or classes of Shareholders:

(i)	each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)	on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote has one vote; and

(iii)	on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote shall, in respect of each fully paid Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid Share, but in respect of partly paid Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the Shares.

(c)	Dividend Rights

While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act. Subject to the rights of persons entitled to Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those Shares bear to the issue price of the Shares.

(d)	Winding Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

(e)	Transfer of Shares

Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules.

(f)	Variation of Rights

The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to Shares.

8.	Additional information

8.1	Continuous disclosure and documents available for inspection

The Company is listed on the ASX and its Shares are quoted on the ASX under the ASX code: PRR.

The Company is a “disclosing entity” for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations, which require it to disclose to ASX any information of which it is or becomes aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

Copies of documents lodged with the ASIC (including the Constitution) in relation to the Company may be obtained from, or inspected at, an office of the ASIC.

Upon request, whilst this offer is open for acceptance the Company will provide you with a copy (free of charge) of

(a)	the Company’s most recent annual financial report, namely the annual financial report for the year ending 30 June 2014 (2014 Annual Report);

(b)	the half yearly financial report for the 6 months ending 31 December 2014 as lodged with ASIC; and

(c)	all continuous disclosure notices given by the Company to since lodgement of the 2014 Annual Report.

8.2	Information excluded from continuous disclosure notices

As at the date of this Prospectus, other than as disclosed in this Prospectus there is no information that has not been disclosed under the continuous disclosure requirements of the Listing Rules and which the Board considers that you or your professional advisers would reasonably require in order to assess the Company’s assets and liabilities, financial position and prospects and the rights and liabilities attaching to the Warrants.

8.3	Taxation

It is the responsibility of the Subscriber to satisfy itself of the particular taxation treatment that applies by consulting its own professional tax advisers before dealing in the Warrants or investing in Shares. Taxation consequences will depend on particular circumstances. Neither the Company nor any of its officers accept any liability or responsibility in respect of the taxation consequences of the matters referred to above or any other taxation consequences connected with an investment in Warrants or Shares in the Company or dealing with an entitlement in this Warrants Issue.

8.4	Material Contracts

The Company has not entered into any material contracts other than those which have been the subject of ASX announcements.

8.5	Electronic Prospectus

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus. If you have not, please phone the Company and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus, or both.

8.6	Privacy disclosure

The Corporations Act requires the Company to include information about each security holder (name, address and details of the securities held) in its public register. This information must remain in the register even if you cease to be a security holder in the Company. Information contained in the Company’s registers is also used to facilitate dividend payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.

8.7	Director’s Interests

Other than as set out below or elsewhere in this Prospectus, no Director:

(a) has or had within 2 years before the lodgement of this Prospectus, any interest in:

(i) the formation or promotion of the Company; or

(ii) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer under this Prospectus; or

(iii) the Offer under this Prospectus, or

(b) has been paid or has agreed to be paid or has received or has agreed to receive any benefits:

(i) for services rendered by them in connection with the formation or promotion of the Company, or

(ii) the Offer under this Prospectus.

The relevant interests of each of the Directors in the securities of the Company as at the date of this Prospectus, together with their respective Entitlements, fees and other payments (which are disclosed in the Company’s annual financial reports) is set out in the table below:

Director	Options / Performance Rights	Shares	Entitlements	Director’s Fees

Ms Lucy Turnbull A.O.	4,439,894 options	20,359,576		150,585

Mr Albert Wong	Nil	3,837,500		92,024

Mr Marc Voigt	1,171,754 options	870,000		345,846
	16,323,529 performance rights

Dr Russell Howard	Nil	Nil		90,000

Mr Pete Meyers	6,004,902 performance rights	1,715,686		63,480

8.8	Further information

If you have any questions regarding the Subscription Agreement or the Warrants Issue, or anything referred to in this Prospectus, please contact your financial advisor or the Company’s Share Registry, on: Boardroom Shareholder Services: + 61 2 9290 9600

The Company is unable to advise you on the suitability or otherwise of an investment in the Company, and for such advice you must contact your own independent professional adviser.

8.9	Authority of Directors

The Directors have made all reasonable enquiries and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect to any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons have given their consent to the statements being included in this Prospectus in the form and context in which they are included and have not withdrawn that consent before lodgement of this Prospectus with the ASIC, or to the Directors knowledge, before any issue of Warrants pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may reasonably be expected to be known to likely the Subscriber or its professional advisors.

Each of the Directors of the Company has consented to the lodgement of this Prospectus in accordance with section 720 of the Corporations Act and has not withdrawn that consent.

Dated 4 August 2015

By:	Ms Lucy Turnbull A.O.
Chairman

9.	Definitions

$ or A$ or AUD means references to dollar amounts in Australian currency;

AEST means Australian Eastern Standard Time;

ASIC means the Australian Securities and Investments Commission;

ASX means ASX Limited ACN 008 624 691;

ASX Settlement means ASX Settlement Pty Ltd ACN 008 504 532;

ASX Settlement Operating Rules means the operates rules of ASX Settlement from time to time;

Business Day means a day that is not a Saturday, Sunday or a public holiday in Melbourne, Victoria;

CHESS has the meaning given to that term in the ASX Settlement Operating Rules;

Company means Prima Biomed Limited ACN 009 237 889;

Constitution means the constitution of the Company;

Convertible Notes has the meaning as described in the Notice of Meeting;

Corporations Act means the Corporations Act 2001(Cth);

Coverage Warrants means 371,445,231 Warrants;

Coverage Warrant Exercise Price means $0.0237 (2.37 cents) per Coverage Warrant, adjusted in accordance with the Warrant Terms;

Coverage Warrant Expiry Date means the fifth anniversary from the day which is 2 Business Days following the satisfaction or waiver of all of the conditions precedents set out in the Subscription Agreement;

Directors or Board means the board of directors of the Company;

Initial Warrants means 8,475,995 Warrants;

Initial Warrant Exercise Price means $0.025 (2.5 cents) per Initial Warrant, adjusted in accordance with the Warrant Terms;

Initial Warrant Expiry Date means the tenth anniversary of the Stage 2 Completion Date ;

Exercise Price means, in respect to Initial Warrants, the Initial Warrant Exercise Price, and in respect to Coverage Warrants, the Coverage Warrant Exercise Price;

Expiry Date means, in respect to Initial Warrants, the Initial Warrant Expiry Date, and in respect to Coverage Warrants, the Coverage Warrant Expiry Date;

Listing Rules means the listing rules of ASX;

Notice of Meeting means the notice of meeting dated 26 June 2015 issued by the Company and released to the ASX market on 29 June 2015, pursuant to which the Company sought, inter alia, Shareholder Approval;

Official List means the official list of ASX;

Placement Shares has the meaning as described in the Notice of Meeting;

Prospectus means this prospectus as modified or varied by any supplementary prospectus made by the Company and lodged with ASIC from time to time;

Ridgeback means Ridgeback Capital Investments L.P.;

Share means a fully paid ordinary share in the issued capital of the Company;

Share Purchase Plan means the share purchase plan as referred to in the Notice of Meeting and as announced to the ASX market on 7 July 2015

Share Registry means the Company’s register of Shareholders as maintained by Boardroom Limited;

Shareholder means a person who holds one or more Shares;

Shareholder Approval means the approval of the issue of the securities described in the Subscription Agreement, upon the terms described in the Notice of Meeting;

Stage 2 Completion Date means the day which is 2 Business Days following the satisfaction or waiver of all of the conditions precedents set out in the Subscription Agreement

Subscriber means the subscriber of the Warrants under the Subscription Agreement, namely Ridgeback;

Subscription Agreement means collectively the subscription agreement between the Company and the Subscriber dated 14 May 2015, as amended by an amending agreement dated 24 May 2015;

Subscription Shares has the meaning as provided in section 4.1 of this Prospectus;

Warrant means a warrant to subscribe for one Share in the Company for the Exercise Price on or before the Expiry Date and issued under the terms set out in this Prospectus, being collectively the Initial Warrants and the Coverage Warrants;

Warrant Holder means those parties holding Warrants to acquire Shares; and

Warrant Terms means the terms and conditions of the Warrants, as specified in Section 7 of this Prospectus.